Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

October 13, 2021

Todd Schiffman
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	A SPAC I Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed September 29, 2021 File No. 333- 258184

Dear Mr. Schiffman:

On behalf of our client, A SPAC I Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated October 13, 2021 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

Los Angeles   New York   Chicago   Nashville   Washington, DC   Beijing   Hong Kong   www.loeb.com

A limited liability partnership including professional corporations

Todd Schiffman October 13, 2021 Page 2

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	We reissue comment 1 in part. Please address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Response: The disclosure on the cover page has been revised in accordance with the

Staff’s comments.

2.	We note your disclosure that you “are not focused on China” but that you may acquire a target business from or that has operations in China. Please therefore explain the meaning behind the assertion that you are not focused on China.

Response: The disclosure on the cover page has been revised to eliminate the disclosure that states that we are not focused on China.

Summary, page 9

3.	We reissue, in part, comment 2. Please revise the disclosure to clarify that purchasers in this offering would be investing in securities of a British Virgin Islands company which would only have contractual relationships with the operating company in China.

Response: The disclosure on page 9 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Summary of Risk Factors, page 39

4.	We note your revisions in response to comment 6. Please revise to include cross-references to the more detailed discussion of these risks in the prospectus.

Response: The disclosure on page 39, 43 and 44 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner